FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2003

GOLD RESERVE INC.

Commission file number 000-30102
Address Of Principal Executive Offices:
926 West Sprague Avenue
Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X 		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes 			No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




GOLD RESERVE INC.
September 30, 2003
Interim Financial Report
U.S. Dollars

Forward Looking Statements

The information presented or incorporated by reference in this interim report, including managements discussion and analysis of financial condition and results of operations, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future advancement of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. The in-pit mineral reserves on the Brisas property utilizing the Cominco Engineering Services Limited (CESL) process and a traditional smelter process for treating copper concentrates are estimated at 7.5 million ounces of gold and approximately 1.1 billion pounds of copper and 6.6 million ounces of gold and approximately 764 million pounds of copper, respectively. The identified mineralization is contained within an area approximately 1,900 meters long and 500 to 900 meters wide and continues for an unknown distance down dip to the west, to the north and south and below the current mineralized deposit.

Based on a pre-feasibility study and previous reserve estimates, the anticipated mining and processing facility was to process an estimated 50,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper. The proposed mining facility, as it presently exists, includes on-site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Construction of a mining facility at the Brisas property is estimated to cost approximately $353 million (including working capital of approximately $19.5 million). Construction of a mining facility, if warranted, would take 18 to 24 months.

The Company has selected an engineering firm to complete a bankable feasibility study. The feasibility study will update the pre-feasibility cash operating and total costs per ounce utilizing current reserve estimates. Using previously completed reserve estimates that were based on Gold Institute guidelines and the assumptions included in the pre-feasibility study, cash operating costs were estimated at $153 per ounce of gold (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing) and total after-tax costs were estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Estimated cost per ounce of gold is determined net of copper revenues. Actual production rates, cost of production and capital requirements are likely to vary from present estimates based on the results of the final feasibility study.

Brisas Project

During the first quarter of 2003, MEM (Ministry of Energy and Mines) approved an operating plan for the alluvial and hardrock ore and project infrastructure for the Brisas project. Based on this operating plan, the Company is preparing an updated and expanded EIS for the larger project. The Brisas project is located in the Imataca Forest Reserve ("Imataca") within an area previously set aside for mining. In 1997 the Supreme Court issued a preventive measure that no new mining concessions or rights could be granted in the Imataca. Subsequent to the Supreme Court order, MEM granted the Company the hardrock exploitation concession based on the fact that Brisas is located in the area previously approved for mining within the boundary of the Imataca. Prior to the granting of the hardrock concession and subsequent to the Supreme Court order, the Company had submitted to MEM and MARNR (Ministry of Environment) several concession and permit applications related to the Brisas project. Although MEM has approved the operating plan for the Brisas property, these applications are currently pending the resolution of the Imataca matter. Exploitation activities including preparations for production activities are typically required to commence within two years from the approval of the operating plan, but MEM representatives have indicated that any delay in the resolution of the Imataca matter further delays any obligation required of the concession and/or contract holder. MEM and MARNR are presently holding public meetings and have indicated that the Imataca issue is expected to be resolved during the next six months.

In March 2003, Behre Dolbear & Company, Inc. (Behre Dolbear) of Denver, Colorado commenced a mine reserve analysis for the Company's Brisas gold/copper project. This study was completed in August 2003 and included separate reserve analysis for the CESL process, as well as, a conventional smelter process case. The results of the reserve analyses, which are discussed elsewhere in this document, will be utilized in the completion of the final feasibility study. Behre Dolbear also recommended that the Company complete additional drilling which could potentially expand the mineral reserves.

In May 2003, a mining contractor was engaged to extract a 600-700 tonne bulk sample from the Brisas gold/copper project for a large scale CESL test. The material will be processed into a gold-copper concentrate at SGS Lakefield Research Limited in Canada and then transported to CESL in Vancouver. This test is designed to provide the necessary data to complete the CESL portion of the final feasibility study. The immediate advantage of the CESL process is an improved return on payable metal and elimination of significant transportation costs for the gold-copper concentrate to an out-of-country smelter. In early November the shaft to obtain the underground bulk sample had reached total depth and horizontal drifting commenced. The Company expects to ship the ore sample to Canada before year-end.

In November 2003, the Company commenced a drilling program at the Brisas gold-copper project. The drill program is expected to utilize two drill rigs for 33 core holes totaling approximately 11,500 meters, at a cost of approximately US $700,000. The drilling will occur primarily in the down dip extension and southern extension of the ore body and also in a high-grade zone southeast of the existing pit design. The current drill program is expected to increase the Company's mineral reserves.

Also in November 2003, the Company selected Kvaerner U.S. Inc., a subsidiary of the international engineering and construction services group Aker Kvaerner, to complete the bankable feasibility study for the construction and operation of the Brisas gold-copper project. The study contemplates the previously discussed 50,000 tonne per day conventional milling facility utilizing two primary cases to be evaluated for a 2004 production decision. The base case will be a conventional gold-copper mill with a secondary circuit utilizing the CESL gold-copper process, producing dore gold and cathode copper on-site. The other case will be a conventional gold-copper mill that will produce a copper concentrate for processing by an off-site smelter. Other processing alternatives and optimization studies will also be conducted as part of the final feasibility study. Vector Colorado LLC and Pincock Allen & Holt will participate in the completion of the Brisas feasibility study.

In addition to these activities, environmental studies as well as permitting are required to complete the final feasibility study. The need for and the timing of additional activities are subject to, among other things, the results of the CESL test, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors and any additional information required by third parties for the completion of the feasibility study.

Reserve Estimate Audits

Management, in accordance with the disclosure requirements of applicable Canadian and U.S. Securities Commissions, has prepared the mineral reserve and resource estimates set forth in this document. The definitions related to reserves, used herein, are pursuant to Canadian National Instrument 43-101; Standards of Disclosure for Mineral Projects, which management believes are substantially the same as those definitions used in the U.S. Securities and Exchange Commission Industry Guide 7. The qualified persons involved in the property evaluation and the resource and reserve estimates are Dr. Qingping Deng, C.P.Geol. of AIPG and Ing. Baltazar Salano Rico of Behre Dolbear. In addition, Brad Yonaka a geological consultant for Gold Reserve was involved in the geologic analysis.

Behre Dolbear & Company, Inc. ("Behre Dolbear") has performed various audits of the Brisas data compiled by the Company. Behre Dolbear concluded from their audits that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear has advised Gold Reserve that it has an adequate basis for supporting the estimated mineral reserves at the Brisas project in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects as well as the standards contained in the U.S. Securities and Exchange Commission Industry Guide 7.

Mineral Reserve Estimate

CESL PROCESS

The Brisas property in-pit mineral reserve estimate utilizing the CESL process for treating copper concentrate is estimated to contain approximately
328.5 million tonnes with an average grade of 0.708 grams of gold per tonne and 0.15% copper with a waste to ore ratio of 1.80:1. The reserve was calculated using an average gold and copper price of $325 per ounce and $0.85 per pound, respectively. The August 2003 mineral reserve is summarized in the following tables:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (g/t)      (%)       (thousands) (millions) (thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven     224,174     0.770	    0.132     5,547         650
Probable   104,288     0.575	    0.188     1,928	    433
-----------------------------------------------------------------------------------------------
Total	     328,462     0.708	    0.150     7,475       1,083      591,722     920,184    1.80
===============================================================================================


SMELTER PROCESS

The Brisas property in-pit mineral reserve estimate utilizing a traditional smelter process for treating copper concentrate off-site is estimated to contain approximately 256.6 million tonnes of mineral reserves with an average grade of 0.805 grams of gold per tonne and 0.135% copper with a waste to ore ratio of 2.19:1. The reserve was calculated using an average gold and copper price of $325 per ounce and $0.85 per pound, respectively. The August 2003 mineral reserve is summarized in the following tables:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (g/t)      (%)       (thousands) (millions) (thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven     193,685     0.841      0.124     5,237       528
Probable    62,930     0.694      0.170     1,404       236
-----------------------------------------------------------------------------------------------
Total      256,615     0.805      0.135     6,641       764        562,579     819,194    2.19
===============================================================================================


Mineral Resource Estimates

CESL PROCESS

The Brisas property, using the CESL process for treating copper concentrates, is estimated to contain a measured and indicated mineral resource of 9.9 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The August 2003 measured and indicated mineral resource for the CESL process, which includes the mineral reserve, is summarized in the following tables:


					                                           Measured/Indicated
(kt= 1,000 tonnes)      Measured	              Indicated	                  Combined
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (g/t)  (%)	  kt       (g/t)	 (%)       kt       (g/t)   (%)
----------------------------------------------------------------------------------------------
0.40	           273,013   0.73   0.119     194,573   0.557   0.16     467,586   0.658   0.136
==============================================================================================

				                                                    Measured/Indicated
(millions)                 Measured                   Indicated	              Combined
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40                      6.405   717                3.484   687                9.889    1,404
==============================================================================================


The inferred mineral resource for the CESL process (based on 0.4 gram per tonne equivalent cut-off) is estimated at 93.1 million tonnes of 0.56 grams gold per tonne and 0.14 percent copper, or 1.67 million ounces of gold and 282 million pounds of copper.

SMELTER PROCESS

The Brisas property, using a traditional smelter process for treating copper concentrates off-site, is estimated to contain a measured and indicated mineral resource of 9.5 million ounces of gold and approximately 1.2 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The August 2003 measured and indicated mineral resource for a traditional smelter process, which includes the mineral reserve, is summarized in the following tables:


					                                           Measured/Indicated
(kt= 1,000 tonnes)      Measured	              Indicated	                  Combined
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (g/t)  (%)	  kt       (g/t)	 (%)       kt       (g/t)   (%)
----------------------------------------------------------------------------------------------
0.40             252,227   0.769  0.117     162,264   0.625   0.155    414,491   0.712   0.132
==============================================================================================

				                                                    Measured/Indicated
(millions)                 Measured                   Indicated	              Combined
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40                      6.233   649                3.258   554                9.491    1,203
==============================================================================================


The inferred mineral resource for the smelter process (based on 0.4 gram per tonne equivalent cut-off) is estimated at 77.2 million tonnes of 0.64 grams gold per tonne and 0.12 percent copper, or 1.58 million ounces of gold and 205 million pounds of copper

Financial Overview

Overview

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. The Company has not recorded revenue or cash flow from mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas property is put into production. The information contained herein should be read in conjunction with the Company's consolidated financial statements, included herein.

Venezuela has experienced high levels of inflation during the last several years and has also most recently experienced political instability and civil unrest (including a national work stoppage and a number of civil disturbances), fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment. Despite this political and economic turmoil, we have not experienced any significant adverse impact on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our future operations and investments in Venezuela could be adversely affected by continued political instability and civil unrest, as well as, exchange controls, currency fluctuations, political instability, changes in mining laws or regulations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors.

The total financial resources of the Company, cash plus current and non-current marketable securities, increased $7.8 million from December 31, 2002 to approximately $20.4 million as of September 30, 2003 (unaudited):

                                     September 30,       December 31,
		                             2003                2002
----------------------------------------------------------------------
Cash and equivalents                 $ 11,829,946       $  1,584,632
Marketable securities - current         7,758,055         10,945,768
Marketable securities - non-current	      766,327
----------------------------------------------------------------------
                                     $ 20,354,328       $ 12,530,400
======================================================================

Consolidated net loss for the three and nine months ended September 30, 2003 amounted to $809,276 and $2,074,145 or $0.03 and $0.09 per share compared to consolidated net loss of $643,273 and $2,248,257 or $0.03 and $0.10 per share for the same periods in 2002. The decrease in net loss from the comparable nine-month period results primarily from a decrease in foreign currency loss.

On September 26, 2003, the company completed a private placement financing of 4,042,000 units at Canadian $3.50 per unit. Each unit consists of one Common Share and one half Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles its holder to acquire one Common Share at a price of Canadian $5.25 for a period of 18 months following the closing of the private placement. The net proceeds of the private placement amounted to approximately US$ 9.6 million. The Company had no significant investing activities during the nine months ended September 30, 2003, other than investments in marketable securities, which, on a net basis, totaled approximately $2.4 million in sales and maturities of marketable securities.

Planned corporate expenditures for 2003, excluding the amounts that may be expended for the completion of the feasibility study on the Brisas property and other exploration as noted below, are estimated at $3.0 million. Interest and investment income for 2003 is projected to be approximately $0.8 million.

On October 3, 2003 the Company's common shares were approved for listing on the American Stock Exchange ("AMEX") under the ticker symbol GRZ. Concurrent with the commencement of trading on the AMEX, The Toronto Stock Exchange changed the Company's trading symbol to GRZ. Trading on the NASD, OTC BB was discontinued at the close of market on Thursday, October 2, 2003.

We expect the activities related to the completion of final feasibility and engineering to cost approximately $7 million. We plan on completing the final feasibility in 2004, although the timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors. As a result, we cannot say with certainty if the final feasibility study will be completed in 2004.

As of November 25, 2003, the Company held approximately $20 million in cash and investments. In the near- term management believes that current cash and investment balances are sufficient to allow the Company to fund its activities through 2004. The Brisas property mining facility, as presently proposed in the Brisas preliminary feasibility study, is estimated to cost $353 million over an 18 to 24 month construction period. The ultimate design and cost of the plant and associated expenditures are subject to the results of a final feasibility study and would be expected to vary to some degree from original estimates.

Future production of gold and copper on the Brisas property is dependent upon, among other things, the price of gold and copper, obtaining adequate financing, and obtaining the appropriate environmental and operating permits. Management can provide no assurances that it will be able to acquire the required significant additional financing that will be needed, if and when, construction on the Brisas project commences. Failure to raise the required funds will impede the Company's ability to construct and operate the Brisas project and would, in the long-term, have a material adverse effect on the Company.

The Bolivar/Dollar exchange rate ended 2002 at Bs. 1,403 to the Dollar, up Bs. 645 (85%) from December 2001. In February 2002, a free-floating exchange rate system was established, with the Venezuelan Central Bank acting as the main foreign currency seller. During the first quarter of 2003, the exchange rate was fixed at Bs. 1,600 to the Dollar.

As of November 25, 2003, the Company had the following shares, equity units, warrants and share options issued:

Class A common                                            27,355,258
Equity units*                                              1,237,880
Warrants to purchase Class A common shares                 2,021,000
Options to purchase Class A common shares                  3,339,124


*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.


CONSOLIDATED BALANCE SHEETS
September 30, 2003 (unaudited) and December 31, 2002
                                                  September 30,    December 31,
U.S. Dollars                                          2003             2002
-------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                         $ 11,829,946    $  1,584,632
Marketable securities                                7,758,055      10,945,768
Deposits, advances and other                           386,084         348,798
Accrued interest                                        83,457         148,893
-------------------------------------------------------------------------------
Total current assets                                20,057,542      13,028,091
-------------------------------------------------------------------------------

Property, plant and equipment, net                  46,130,956      46,144,396
Marketable securities                                  766,327
Other                                                  613,441         670,036
-------------------------------------------------------------------------------
Total assets                                      $ 67,568,266    $ 59,842,523
===============================================================================

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses             $    468,620    $    350,261
-------------------------------------------------------------------------------
Total current liabilities                              468,620         350,261

Minority interest in consolidated subsidiaries       1,102,520       1,080,241
-------------------------------------------------------------------------------
Total liabilities                                    1,571,140       1,430,502

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Common shares and equity units, without par value  112,157,321     102,498,071
Less, common shares held by affiliates                (674,598)       (674,598)
Accumulated deficit                                (45,420,813)    (43,346,668)
KSOP debt                                              (64,784)        (64,784)
-------------------------------------------------------------------------------
Total shareholders' equity                          65,997,126      58,412,021
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity        $ 67,568,266    $ 59,842,523
===============================================================================

The accompanying notes are an integral part of the consolidated financial statements.


Approved by the Board of Directors:
	s/ Chris D. Mikkelsen			s/ Patrick D. McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2003 and 2002 (unaudited)

                                  Three Months Ended        Nine Months Ended
U.S. Dollars                       2003        2002         2003          2002
--------------------------------------------------------------------------------
OTHER INCOME
Interest                         $145,664    $167,040      $467,363    $477,219
Gain (loss) on sale of
 marketable securities                             (6)       11,800      (4,254)
--------------------------------------------------------------------------------
                                  145,664     167,034       479,163     472,965
EXPENSES
General and administrative        365,513     376,381       970,192     921,301
Technical services                507,807     326,922     1,133,892   1,030,683
Corporate communications          105,885      58,407       303,182     215,279
Legal and accounting                9,725       6,733       107,902      97,897
Foreign currency (gain) loss      (41,409)     32,999        15,861     435,021
Minority interest in net income
  of consolidated subsidiaries      7,419       8,865        22,279      21,041
--------------------------------------------------------------------------------
                                  954,940     810,307     2,553,308   2,721,222
--------------------------------------------------------------------------------
Net loss                        $(809,276)  $(643,273)  $(2,074,145)$(2,248,257)
================================================================================
Net loss per share                 $(0.03)     $(0.03)       $(0.09)     $(0.10)
================================================================================
Weighted average common
   shares outstanding          23,673,135  23,273,564    23,553,556  23,272,816
================================================================================

CONSOLIDATED STATEMENTS OF DEFICIT
For the Nine Months Ended September 30, 2003 and 2002 (unaudited)

U.S. Dollars

Deficit, December 31, 2002                         $(43,346,668)
Net loss                                             (2,074,145)
----------------------------------------------------------------
Deficit, September 30, 2003                        $(45,420,813)
================================================================

Deficit, December 31, 2001                         $(40,338,546)
Net loss				                       (2,248,257)
----------------------------------------------------------------
Deficit, September 30, 2002                        $(42,586,803)
================================================================

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Nine Months Ended September 30, 2003 and 2002 (unaudited)


                                            Three Months Ended       Nine Months Ended
U.S. Dollars                                2003          2002       2003         2002
------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net loss                                   $(809,276) $(643,273) $(2,074,145) $(2,248,257)
Adjustments to reconcile
  net loss to net cash
  used by operating activities:
    Depreciation                              10,992     12,294       33,369       47,352
    Amortization of premium on
      marketable securities                   22,993     33,865       68,211       76,341
    Foreign currency (gain) loss             (41,409)    32,999       15,861      435,021
    Minority interest in net income
      of consolidated subsidiaries             7,419      8,865       22,279       21,041
    Net (gain) loss on sale
      of marketable securities                                6      (11,800)       4,254
    Shares issued for compensation
      and KSOP                                                                     30,000
Changes in non-cash working capital:
  Net decrease (increase) in deposits,
    advances and accrued interest            (26,259)   (22,569)      28,150      (84,957)
  Net (decrease) increase in accounts
    payable and accrued expenses             191,547      5,313      118,359      (67,668)
------------------------------------------------------------------------------------------
Net cash used by operating activities       (643,993)  (572,500)  (1,799,716)  (1,786,873)
------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Proceeds from the sale and maturity
  of marketable securities                 2,000,000    199,994    6,851,300    7,413,246
Purchase of marketable securities         (1,300,718)(2,281,800)  (4,486,325)  (9,408,410)
Purchase of property, plant
  and equipment                              (14,928)      (543)     (19,929)      (6,235)
Other	                                        31,632     (4,536)      40,734       95,266
------------------------------------------------------------------------------------------
Net cash provided (used) by
  investing activities                       715,986 (2,086,885)   2,385,780   (1,906,133)
------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Proceeds from the issuance of
  common shares                            9,659,250     10,800    9,659,250       12,960
------------------------------------------------------------------------------------------
Net cash provided by financing activities	 9,659,250     10,800    9,659,250       12,960
------------------------------------------------------------------------------------------

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash
and cash equivalents                       9,731,243 (2,648,585)  10,245,314   (3,680,046)
Cash and cash equivalents -
  beginning of period                      2,098,703  4,733,204    1,584,632    5,764,665
------------------------------------------------------------------------------------------
Cash and cash equivalents -
  end of period                           11,829,946 $2,084,619  $11,829,946   $2,084,619
==========================================================================================

The accompanying notes are an integral part of the consolidated financial statements.




Selected Notes To Consolidated Financial Statements For the Nine Months Ended September 30, 2003 and 2002 (unaudited) Expressed in U.S. Dollars

1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of September 30, 2003, and the results of operations and the cash flows for the nine months ended September 30, 2003 and 2002. The results of operations for the nine months ended September 30, 2003 and 2002 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2002 annual report.

2. Geographic Segments

Net Loss for the Three and Nine Months Ended September 30, 2003 and 2002

                         Three Months Ended             Nine Months Ended
                          2003         2002             2003          2002
----------------------------------------------------------------------------
United States            $331,511   $292,110           $962,499     $880,323
Venezuela                 477,765    351,163          1,111,646    1,367,934
----------------------------------------------------------------------------
Consolidated             $809,276   $643,273         $2,074,145   $2,248,257
============================================================================

3.	Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 598,641 options remaining for future grants at September 30, 2003. Share option transactions for the nine months ended September 30, 2003 and 2002 are as follows:

                           2003                         2002
                                    Weighted                     Weighted
                                    Average                      Average
                                    Exercise                     Exercise
                         Shares     Price             Shares     Price
--------------------------------------------------------------------------
Options outstanding at
  beginning of period    3,368,549  $0.80             3,421,950  $ 0.81
Options exercised          (55,000) $0.73               (18,000) $ 0.72
Options canceled                                        (50,901) $ 1.21
Options granted            128,075  $1.56                15,500  $ 1.10
--------------------------------------------------------------------------
Options outstanding at
 end of period           3,441,624  $0.83             3,368,549  $ 0.80
==========================================================================
Options exercisable at
 end of period           3,299,320  $0.81             3,310,217  $ 0.80
==========================================================================

                                Price                        Price
                                Range                        Range
Exercise price at
  end of period            $ 0.50 - $ 1.58              $ 0.50 - $ 1.50
Exercise price for
  exercisable shares       $ 0.50 - $ 1.58              $ 0.50 - $ 1.50

Effective January 1, 2002, the Company adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning the accounting for stock-based compensation. No compensation expense is recognized if the exercise price of the stock options at date of grant is equal to market value.

The Company elected not to adopt the fair value method of accounting for stock options. Had the fair value method of accounting been followed, the Company would have recorded additional compensation expense of $152,337 and $12,993 for the nine months ended September 2003 and 2002, respectively. The fair value of the options granted was calculated using the Black-Scholes model assumimg a risk free interest rate of 4%, expected life of five years, expected volatility of 100%, and a dividend yield of nil. The effect of such adjustment on proforma basic and diluted net loss per share would have been nil for the nine months ended September 30, 2003 and 2002, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


GOLD RESERVE INC.
By:    s/ Robert A. McGuinness
Vice President Finance & CFO
November 25, 2003